UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: December 22, 2025
ARRIVED HOMES, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	85-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Homes Series Lierly; Arrived Homes Series Soapstone; Arrived Homes Series Pecan; Arrived Homes Series Patrick; Arrived Homes Series Plumtree; Arrived Homes Series Chaparral; Arrived Homes Series Splash; Arrived Homes Series Tuscan; Arrived Homes Series Salem; Arrived Homes Series Malbec; Arrived Homes Series Pinot; Arrived Homes Series Luna; Arrived Homes Series Kingsley; Arrived Homes Series Shoreline; Arrived Homes Series Holloway; Arrived Homes Series Badminton; Arrived Homes Series Eastfair; Arrived Homes Series Mojave; Arrived Homes Series Wentworth; Arrived Homes Series Cupcake; Arrived Homes Series Basil; Arrived Homes Series Lallie; Arrived Homes Series Dewberry; Arrived Homes Series Spencer; Arrived Homes Series Summerset; Arrived Homes Series Roseberry; Arrived Homes Series Windsor; Arrived Homes Series Forest; Arrived Homes Series Meadow; Arrived Homes Series Collinston; Arrived Homes Series Saddlebred; Arrived Homes Series Odessa; Arrived Homes Series Lily; Arrived Homes Series Saturn; Arrived Homes Series Sugar; Arrived Homes Series Coatbridge; Arrived Homes Series Lennox; Arrived Homes Series Olive; Arrived Homes Series Dawson; Arrived Homes Series Ridge; Arrived Homes Series Bayside; Arrived Homes Series Elm; Arrived Homes Series River; Arrived Homes Series Amber; Arrived Homes Series Westchester; Arrived Homes Series Limestone; Arrived Homes Series Jupiter; Arrived Homes Series Weldon; Arrived Homes Series Holland; Arrived Homes Series Elevation; Arrived Homes Series Oly; Arrived Homes Series McLovin; Arrived Homes Series Matchingham; Arrived Homes Series Rooney; Arrived Homes Series Diablo; Arrived Homes Series KerriAnn; Arrived Homes Series Sigma; Arrived Homes Series Grant; Arrived Homes Series Bandelier; Arrived Homes Series Ensenada; Arrived Homes Series Davidson; Arrived Homes Series Vernon; Arrived Homes Series Murphy; Arrived Homes Series Dolittle; Arrived Homes Series Butter; Arrived Homes Series Ribbonwalk; Arrived Homes Series Scepter; Arrived Homes Series Delta; Arrived Homes Series Saint; Arrived Homes Series Lovejoy; Arrived Homes Series Emporia; Arrived Homes Series Wave; Arrived Homes Series Tuxford; Arrived Homes Series Greenhill; Arrived Homes Series Kawana; Arrived Homes Series Chelsea; Arrived Homes Series Terracotta; Arrived Homes Series Otoro; Arrived Homes Series Hollandaise; Arrived Homes Series Hadden; Arrived Homes Series Avebury; Arrived Homes Series Tulip; Arrived Homes Series Jack; Arrived Homes Series Bedford; Arrived Homes Series Louise; Arrived Homes Series Gardens; Arrived Homes Series Peanut; Arrived Homes Series 100; Arrived Homes Series Grove; Arrived Homes Series Lanier; Arrived Homes Series Mammoth; Arrived Homes Series McGregor; Arrived Homes Series Point; Arrived Homes Series Roxy; Arrived Homes Series Wisteria; Arrived Homes Series Heron; Arrived Homes Series Stonebriar; Arrived Homes Series Heritage; Arrived Homes Series Magnolia; Arrived Homes Series Kirkwood; Arrived Homes Series Rosewood; Arrived Homes Series Apollo; Arrived Homes Series Baron; Arrived Homes Series Swift; Arrived Homes Series Wescott; Arrived Homes Series Wildwood; Arrived Homes Series Madison; Arrived Homes Series Abbington; Arrived Homes Series Burlington; Arrived Homes Series Lannister; Arrived Homes Series Nugget; Arrived Homes Series Pearl; Arrived Homes Series Hines; Arrived Homes Series Ritter; Arrived Homes Series 101; Arrived Homes Series Jake; Arrived Homes Series Holcomb; Arrived Homes Series Latte; Arrived Homes Series Dunbar; Arrived Homes Series Lookout; Arrived Homes Series Reynolds; Arrived Homes Series Kennesaw; Arrived Homes Series Pioneer; Arrived Homes Series Bazzel; Arrived Homes Series June; Arrived Homes Series Johnny; Arrived Homes Series Osprey; Arrived Homes Series Riverwalk; Arrived Homes Series Collier; Arrived Homes Series Folly; Arrived Homes Series Dorchester; Arrived Homes Series Dogwood; Arrived Homes Series Walton; Arrived Homes Series Clover; Arrived Homes Series Dolly; Arrived Homes Series Kenny; Arrived Homes Series Creekside; Arrived Homes Series Willow; Arrived Homes Series Wilson; Arrived Homes Series Daisy; Arrived Homes Series Henry; Arrived Homes Series Sodalis; Arrived Homes Series Loretta; Arrived Homes Series Conway; Arrived Homes Series Belle; Arrived Homes Series Chitwood; Arrived Homes Series Spring; Arrived Homes Series Highland; Arrived Homes Series Wellington; Arrived Homes Series Braxton; Arrived Homes Series Reginald; Arrived Homes Series Camino; Arrived Homes Series Winston; Arrived Homes Series Inglewood; Arrived Homes Series Richardson; Arrived Homes Series Cumberland; Arrived Homes Series Bonneau; Arrived Homes Series Blossom; Arrived Homes Series Marcelo; Arrived Homes Series Taylor; Arrived Homes Series Aster; Arrived Homes Series Quincy; Arrived Homes Series Jill; Arrived Homes Series Marietta; Arrived Homes Series Mae; Arrived Homes Series Chester; Arrived Homes Series Shallowford; Arrived Homes Series Cypress; Arrived Homes Series Harrison; Arrived Homes Series Piedmont; Arrived Homes Series Kessler; Arrived Homes Series Creekwood; Arrived Homes Series Hansel; Arrived Homes Series Falcon; Arrived Homes Series Eagle; Arrived Homes Series Goose; Arrived Homes Series Gretal; Arrived Homes Series Mimosa; Arrived Homes Series Redondo; Arrived Homes Series Sundance; Arrived Homes Series Chickamauga; Arrived Homes Series Sequoyah; Arrived Homes Series Litton; Arrived Homes Series Brainerd; Arrived Homes Series Brooklyn; Arrived Homes Series Lurleen; Arrived Homes Series Regency; Arrived Homes Series Sunnyside; Arrived Homes Series Korin; Arrived Homes Series Dops; Arrived Homes Series Brennan; Arrived Homes Series Sajni; Arrived Homes Series Tuscarora; Arrived Homes Series Salinas; Arrived Homes Series Hansard; Arrived Homes Series Jefferson; Arrived Homes Series Marie; Arrived Homes Series Ella; Arrived Homes Series Douglas; Arrived Homes Series Cove; Arrived Homes Series Belvedere; Arrived Homes Series Avondale; Arrived Homes Series Martell; Arrived Homes Series Mycroft; Arrived Homes Series Longwoods; Arrived Homes Series Louis; Arrived Homes Series Fenwick; Arrived Homes Series Sims; Arrived Homes Series Osceola; Arrived Homes Series Augusta; Arrived Homes Series Cawley; Arrived Homes Series Bella; Arrived Homes Series Foster; Arrived Homes Series Franklin; Arrived Homes Series General; Arrived Homes Series Marion; Arrived Homes Series Marple; Arrived Homes Series Mary; Arrived Homes Series Onyx; Arrived Homes Series Palmer; Arrived Homes Series Porthos; Arrived Homes Series Simon; Arrived Homes Series Theodore; Arrived Homes Series Chinook; Arrived Homes Series Bergenia; Arrived Homes Series Felix; Arrived Homes Series Oscar; Arrived Homes Series Ellen; Arrived Homes Series Alvin; Arrived Homes Series Ballinger; Arrived Homes Series Briarwood; Arrived Homes Series Eastwood; Arrived Homes Series Abernant; Arrived Homes Series Calvin; Arrived Homes Series Fletcher; Arrived Homes Series Hargrave; Arrived Homes Series Hobbes; Arrived Homes Series Irene; Arrived Homes Series Peterson; Arrived Homes Series Richmond; Arrived Homes Series Winchester

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On December 22, 2025, Arrived Homes, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on December 23, 2025 and is expected to be paid on December 23, 2025. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated January 30, 2025 (“Offering Circular”).

Series of Arrived Homes, LLC	Dividend Amount per Share
Lierly	$ 0.083
Soapstone	$ 0.066
Pecan	$ 0.061
Patrick	$ 0.055
Plumtree	$ 0.082
Chaparral	$ 0.027
Splash	$ 0.055
Tuscan	$ 0.066
Salem	$ 0.040
Malbec	$ 0.037
Pinot	$ 0.043
Holloway	$ 0.043
Badminton	$ 0.050
Mojave	$ 0.049
Wentworth	$ 0.067
Cupcake	$ 0.073
Basil	$ 0.054
Dewberry	$ 0.034
Spencer	$ 0.035
Forest	$ 0.014
Meadow	$ 0.032
Collinston	$ 0.016
Saddlebred	$ 0.031
Odessa	$ 0.009
Lily	$ 0.015
Saturn	$ 0.013
Sugar	$ 0.022
Coatbridge	$ 0.042
Lennox	$ 0.050
Olive	$ 0.034
Elm	$ 0.048
River	$ 0.035
Amber	$ 0.037
Westchester	$ 0.016
Jupiter	$ 0.039
Weldon	$ 0.038
Holland	$ 0.038
Elevation	$ 0.012
Oly	$ 0.023
McLovin	$ 0.033
Matchingham	$ 0.049
Rooney	$ 0.032
Diablo	$ 0.036
KerriAnn	$ 0.014
Sigma	$ 0.040
Grant	$ 0.043
Bandelier	$ 0.036
Davidson	$ 0.036
Vernon	$ 0.034
Murphy	$ 0.033
Dolittle	$ 0.045
Butter	$ 0.036
Scepter	$ 0.038
Saint	$ 0.059
Lovejoy	$ 0.033
Emporia	$ 0.037
Wave	$ 0.020
Tuxford	$ 0.023
Greenhill	$ 0.046
Chelsea	$ 0.049
Hollandaise	$ 0.020
Hadden	$ 0.047
Tulip	$ 0.036
Jack	$ 0.019
Bedford	$ 0.029
Louise	$ 0.049
Gardens	$ 0.049
100	$ 0.029
Lanier	$ 0.035
McGregor	$ 0.043
Point	$ 0.009
Roxy	$ 0.023
Wisteria	$ 0.021
Stonebriar	$ 0.033
Heritage	$ 0.034
Magnolia	$ 0.013
Rosewood	$ 0.038
Baron	$ 0.031
Swift	$ 0.037
Wescott	$ 0.031
Wildwood	$ 0.041
Madison	$ 0.021
Abbington	$ 0.029
Lannister	$ 0.019
Nugget	$ 0.025
Pearl	$ 0.028
Hines	$ 0.034
Ritter	$ 0.025
Jake	$ 0.025
Holcomb	$ 0.035
Latte	$ 0.026
Dunbar	$ 0.025
Lookout	$ 0.040
Reynolds	$ 0.036
Kennesaw	$ 0.031
Pioneer	$ 0.026
Bazzel	$ 0.026
June	$ 0.029
Osprey	$ 0.028
Riverwalk	$ 0.037
Collier	$ 0.037
Folly	$ 0.025
Dogwood	$ 0.038
Walton	$ 0.010
Clover	$ 0.028
Dolly	$ 0.029
Creekside	$ 0.039
Willow	$ 0.027
Wilson	$ 0.031
Daisy	$ 0.037
Henry	$ 0.018
Sodalis	$ 0.021
Loretta	$ 0.016
Conway	$ 0.020
Chitwood	$ 0.041
Spring	$ 0.033
Highland	$ 0.029
Wellington	$ 0.027
Braxton	$ 0.029
Camino	$ 0.036
Winston	$ 0.031
Inglewood	$ 0.027
Richardson	$ 0.038
Cumberland	$ 0.040
Bonneau	$ 0.024
Blossom	$ 0.032
Aster	$ 0.025
Quincy	$ 0.028
Mae	$ 0.030
Chester	$ 0.032
Cypress	$ 0.032
Harrison	$ 0.037
Piedmont	$ 0.016
Kessler	$ 0.022
Creekwood	$ 0.021
Hansel	$ 0.022
Falcon	$ 0.047
Eagle	$ 0.039
Goose	$ 0.046
Gretal	$ 0.034
Redondo	$ 0.019
Sundance	$ 0.028
Chickamauga	$ 0.044
Sequoyah	$ 0.038
Litton	$ 0.036
Brainerd	$ 0.036
Lurleen	$ 0.018
Regency	$ 0.034
Sunnyside	$ 0.029
Korin	$ 0.049
Dops	$ 0.049
Tuscarora	$ 0.040
Salinas	$ 0.031
Hansard	$ 0.044
Jefferson	$ 0.059
Marie	$ 0.061
Ella	$ 0.046
Cove	$ 0.031
Belvedere	$ 0.055
Avondale	$ 0.036
Martell	$ 0.036
Mycroft	$ 0.036
Louis	$ 0.039
Fenwick	$ 0.040
Sims	$ 0.035
Osceola	$ 0.021
Augusta	$ 0.044
Cawley	$ 0.038
Bella	$ 0.036
Franklin	$ 0.041
General	$ 0.051
Marion	$ 0.024
Marple	$ 0.037
Mary	$ 0.056
Onyx	$ 0.022
Palmer	$ 0.031
Porthos	$ 0.035
Simon	$ 0.045
Theodore	$ 0.045
Chinook	$ 0.034
Bergenia	$ 0.052
Felix	$ 0.040
Oscar	$ 0.033
Ellen	$ 0.035
Alvin	$ 0.052
Ballinger	$ 0.037
Briarwood	$ 0.048
Eastwood	$ 0.037
Abernant	$ 0.047
Calvin	$ 0.050
Fletcher	$ 0.057
Hargrave	$ 0.036
Hobbes	$ 0.039
Irene	$ 0.056
Peterson	$ 0.050
Richmond	$ 0.034
Winchester	$ 0.039

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 22, 2025.

ARRIVED HOMES, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer